Filed Pursuant to Rule 424(B)(3)
Registration No. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 7 DATED JANUARY 14, 2011

TO THE PROSPECTUS DATED JUNE 16, 2010

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010, Supplement No. 5 dated December 3, 2010 and Supplement No. 6 dated December 21, 2010. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	an amendment to our Advisory Agreement.

Status of Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. We have broken escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $25 million. As of January 13, 2011, we had accepted aggregate gross offering proceeds of $13,553,430 related to the sale of 1,358,833 shares of stock, all of which were sold in the primary offering. As of January 13, 2011, approximately 73,641,167 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “Resource Real Estate Opportunity REIT, Inc.” Until we have raised the minimum offering amount for Pennsylvania from persons not affiliated with us or our advisor, Pennsylvania investors should continue to make their checks payable to “TD Bank, N.A. as Escrow Agent for Resource Real Estate Opportunity REIT, Inc.”

Advisory Agreement Amendment

On January 11, 2011, we entered into the Third Amended and Restated Advisory Agreement (the “Amended and Restated Advisory Agreement”) with our advisor, Resource Real Estate Opportunity Advisor, LLC. The Amended and Restated Advisory Agreement amends and restates the Second Amended and Restated Advisory Agreement dated June 16, 2010.

In the Amended and Restated Advisory Agreement, we agreed to a payment structure for the consideration, if any, payable to our advisor (or an affiliate thereof) should we decide to internalize our management functions. We may internalize our management by acquiring our advisor or an affiliate thereof, whether by means of a merger, stock acquisition, or asset purchase (an “Internalization Transaction”), for consideration that would be negotiated and approved by our shareholders at that time. However, pursuant to the Amended and Restated Advisory Agreement, we may not pay consideration to acquire our advisor unless at least half of the consideration is payable in shares of our common stock and held in escrow by a third party and not released to our advisor (or an affiliate thereof) until

•

the average closing price of the shares of common stock over a five-day trading period on a national securities exchange equals a price that, when combined with prior distributions paid on the shares of common stock issued in a public offering prior to listing on a national securities exchange and outstanding at the time of the Internalization Transaction (the “Subject Shares”), equals the amount necessary for the holders of the Subject Shares to be deemed to have received in the aggregate the original issue price of the Subject Shares plus a 6% cumulative, non-compounded, annual return on the issue price of the Subject Shares, assuming for purposes of this calculation that the holders of the Subject Shares have received the trading price, or

•

the consideration paid (or net sale proceeds distributed) to holders of the Subject Shares in an acquisition (whether by means of a merger, stock acquisition, asset purchase, or similar transaction) or from our dissolution, when combined with prior distributions paid on the Subject Shares, equals the amount necessary for the holders of the Subject Shares to have received in the aggregate the original issue price of the Subject Shares plus a 6% cumulative, non-compounded, annual return on the issue price of the Subject Shares.

The date that one of these thresholds is met is the “Initial Escrow Release Date.” In the event a recapitalization causes some of the Subject Shares to be exchanged or converted into securities that are not listed on a national securities exchange as of the Initial Escrow Release Date, then the shares to be released from escrow shall be reduced to reflect the percentage of Subject Shares (and their equivalents) that are then listed, with the remaining shares in escrow to be subsequently released in proportion to and as the remaining Subject Shares (and their equivalents) become listed.

Shares held in escrow pursuant to the foregoing shall be entitled to dividends like all other shares of our common stock; however, such dividends shall also be placed in escrow and not released until the above thresholds are reached. If the conditions to break escrow are not met within 10 years of the Internalization Transaction, all shares in the escrow account shall become authorized but unissued shares and all cash in the escrow account shall belong to us. Shares of common stock held in escrow shall be voted on any matter in which common stockholders are entitled to vote in the same proportion as all other shares of common stock that vote on the matter.